Exhibit 3







                         [CORDIS CORPORATION LETTERHEAD]




                                  October 24, 1995



Dear Shareholder:

         Your Board of Directors is pleased to announce that it adopted a new Rights Agreement (the "Rights Agreement") on October 12, 1995 to further protect your rights and investment in Cordis Corporation (the "Company"). In connection with the adoption of this new Rights Agreement, the Board also redeemed the rights issued by it pursuant to the Company's September 12, 1986 Rights Agreement (the "1986 Plan"). The redemption price for these rights is $.01 per right, which will be paid on or about November 3, 1995 to shareholders of record at the close of business on October 23, 1995.

         The new Rights Agreement incorporates a number of provisions not included in the 1986 Plan and is designed to protect all shareholders of the Company against potential acquirors who may seek to take advantage of the Company and its shareholders through coercive or unfair tactics aimed at gaining control of the Company without paying all shareholders of the Company a full and fair price. As part of this Rights Agreement, a special type of dividend has been declared on the common stock of the Company in the form of a distribution of rights. The enclosed summary description describes the principal features of the Rights Agreement. I urge you to read the summary carefully and keep it with your stock records.

         The rights are not intended to prevent a fair and equitable takeover of the Company and will not do so. However, the rights should discourage any effort to acquire the Company in a manner or on terms not approved by the Board of Directors. The rights are designed to deal with the serious problem of a potential acquiror using coercive or unfair tactics to deprive the Company's Board of Directors of any real opportunity to determine the future of the Company and to realize the value of your investment in the Company.

         The distribution of rights will not in any way alter the financial strength of the Company or interfere with its business plans. The distribution will not change the way in which you can currently trade the Company's shares and will not be dilutive or affect reported earnings per share results. The distribution of the rights will not be taxable either to you or to the Company, but shareholders may, depending on the factual circumstances existing at the

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time, recognize taxable income should the rights become exercisable.  As explained in further detail in the enclosed Summary of Rights, the rights will only become exercisable if certain events occur. You do not need to take any current action with respect to your shares.

         More than 1700 publicly-traded companies have issued rights similar to those adopted by the Board of Directors. The Board of Directors is aware that some argue that rights plans similar to the Rights Agreement adopted by the Board of Directors deter legitimate acquisition proposals. The Board of Directors carefully considered these arguments and concluded that they are speculative and do not justify denying shareholders the protection which the rights afford against abusive takeover tactics.

         Our overriding objective is to preserve the Company's value for all shareholders. In declaring the rights dividend, your Board of Directors has expressed its confidence in the Company's future and its determination that you be given every opportunity to participate fully in that future.

          Subsequent to the Board's adoption of the new Rights
Agreement, on October 19, 1995 Johnson & Johnson announced a tender offer for the Company's common stock. Your Board and management together with the Company's financial and legal advisors are currently considering the offer.
The Board will be advising the shareholders of its position on or before November 2, 1995. In the meantime, the Company urges its shareholders to defer making a determination to accept the offer until after they have received and reviewed the Board's position with respect to this matter.

                                            Very truly yours,




                                            President, Chief Executive
                                              Officer and Chairman of the
                                              Board


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